



SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549


SEC MAIL PROCESSING
RECEIVED
JUN 30 2003
WASH. D.C.
SECTION

# FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002



COMMISSION FILE NO. 1-4825

## WEYERHAEUSER COMPANY 401(K) PLAN FOR FORMER MACMILLAN BLOEDEL SALARIED EMPLOYEES

---

WEYERHAEUSER COMPANY

A Washington Corporation

Federal Way, Washington 98063
Telephone: (253) 924-2345

Financial Statements and Exhibits

Item 4: Plan Financial Statements prepared in accordance with the financial reporting requirements of ERISA.

Weyerhaeuser Company 401(k) Plan for Former MacMillan Bloedel Salaried Employees statements of net assets available for benefits as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002 together with report of Independent Auditors.

Exhibits: Consent of Independent Auditors

Certifications Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Committee who administer the Weyerhaeuser Company 401(k) Plan for Former MacMillan Bloedel Salaried Employees have duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

WEYERHAEUSER COMPANY 401(K)
PLAN FOR FORMER MACMILLAN
BLOEDEL SALARIED EMPLOYEES

By: 

R. A. Dowdy
Member
Retirement Committee

June 26, 2003
Date



801 Second Avenue
Suite 900
Seattle, WA 98104

**Independent Auditors' Consent**

The Board of Directors
Weyerhaeuser Company:

We consent to the incorporation by reference in the registration statement (No. 333-53010) on Form S-8 of Weyerhaeuser Company of our report dated June 26, 2003, with respect to the statements of net assets available for benefits of the Weyerhaeuser Company 401(k) Plan for Former MacMillan Bloedel Salaried Employees as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002, which report appears in the December 31, 2002 annual report on Form 11-K of the Weyerhaeuser Company 401(k) Plan for Former MacMillan Bloedel Salaried Employees.

KPMG LLP

Seattle, Washington
June 26, 2003



**EXHIBIT (99.2)**
**CERTIFICATION PURSUANT TO**
**18 U.S.C. SECTION 1350,**
**AS ADOPTED PURSUANT TO**
**SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report for Weyerhaeuser Company 401(k) Plan for Former MacMillan Bloedel Salaried Employees (the "Plan") on Form 11-K for the period ending December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Steven J. Hillyard, Vice President and Chief Accounting Officer of Weyerhaeuser Company, in my capacity as the financial officer who oversaw preparation of the Report, hereby certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities and Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the net assets available for benefits and changes in net assets available for benefits of the Plan.



Steven J. Hillyard
Vice President and Chief Accounting Officer
Weyerhaeuser Company

Date: June 26, 2003

**EXHIBIT (99.1)**
**CERTIFICATION PURSUANT TO**
**18 U.S.C. SECTION 1350,**
**AS ADOPTED PURSUANT TO**
**SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report for Weyerhaeuser Company 401(k) Plan for Former MacMillan Bloedel Salaried Employees (the "Plan") on Form 11-K for the period ending December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Richard J. Taggart, in my capacity as Chairman of the Weyerhaeuser Company Retirement Committee, which administers the Plan, hereby certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities and Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the net assets available for benefits and changes in net assets available for benefits of the Plan.



Richard J. Taggart
Chairman
Weyerhaeuser Company Retirement Committee

Date: June 26, 2003

# WEYERHAEUSER COMPANY 401(k) PLAN FOR FORMER MACMILLAN BLOEDEL SALARIED EMPLOYEES

**Financial Statements**
**As of December 31, 2002 and 2001**
**Together with Independent Auditors' Report**



801 Second Avenue
Suite 900
Seattle, WA 98104

# WEYERHAEUSER COMPANY 401(k) PLAN FOR FORMER MACMILLAN BLOEDEL SALARIED EMPLOYEES

## Independent Auditors' Report

To the Retirement Committee,
Weyerhaeuser Company:

We have audited the accompanying statements of net assets available for benefits of the Weyerhaeuser Company 401(k) Plan for Former MacMillan Bloedel Salaried Employees as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As further discussed in note 1 to the financial statements, the Plan is frozen and does not allow for contributions.

Seattle, Washington,
June 26, 2003

KPMG LLP



**WEYERHAEUSER COMPANY 401(k) PLAN**
**FOR FORMER MACMILLAN BLOEDEL**
**SALARIED EMPLOYEES**

## Statements of Net Assets Available for Benefits

## December 31, 2002 and 2001

*Dollar amounts in thousands*

| | 2002 | 2001 |
|---|---|---|
| **ASSETS** | | |
| Plan Interest in the Weyerhaeuser Company 401(k) and Performance Share Plan Trust | | |
| Participant Directed Investments at Fair Value: | | |
| Shares of Registered Investment Company Funds | | |
| Vanguard 500 Index Fund | $ 7,639 | $ 11,974 |
| Vanguard Extended Market Index Fund | 8,426 | 12,628 |
| Vanguard Total International Stock Index Fund | 402 | 691 |
| Vanguard Wellesley Income Fund | 6,888 | 7,060 |
| Vanguard Prime Money Market Fund | 51 | - |
| Vanguard Total Bond Fund | 610 | - |
| Weyerhaeuser Company Common Stock Fund at Fair Value | 295 | 239 |
| Participant Directed Investments at Contract Value: | | |
| Weyerhaeuser Stable Value Fund | 8,460 | 8,850 |
| Participant Loan | 2 | 3 |
| Net Assets Available for Benefits | $ 32,773 | $ 41,445 |

*See accompanying notes to financial statements.*

**WEYERHAEUSER COMPANY 401(k) PLAN
FOR FORMER MACMILLAN BLOEDEL
SALARIED EMPLOYEES**

## Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2002

*Dollar amounts in thousands*

| | | |
|---|---|---|
| **ADDITIONS** | | |
| Contributions: | | |
| Other | $ | 1 |
| **DEDUCTIONS** | | |
| Net Investment Loss from the Weyerhaeuser Company 401(k) and Performance Share Plan Trust | | 3,892 |
| Benefits Paid to Participants | | 4,781 |
| Total Deductions | | 8,673 |
| Net Decrease | | (8,672) |
| Net Assets Available for Benefits: | | |
| Beginning of Year | | 41,445 |
| End of Year | $ | 32,773 |

*See accompanying notes financial statements.*

# WEYERHAEUSER COMPANY 401(k) PLAN FOR FORMER MACMILLAN BLOEDEL SALARIED EMPLOYEES

## Notes to Financial Statements

## December 31, 2002

1. PLAN DESCRIPTION:

The following description of the Weyerhaeuser Company 401(k) Plan for Former MacMillan Bloedel Salaried Employees (the Plan) is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the plan document. Prior to December 2001, the Plan's legal name was MacMillan Bloedel of America Inc. Salaried Employees' Savings Plan.

General

The Plan is a defined contribution plan established under the provisions of Section 401(a) of the Internal Revenue Code (the IRC), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of Weyerhaeuser Company (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Effective January 1, 2002, the portion of the Plan invested in the Weyerhaeuser Company Common Stock Fund was converted to an Employee Stock Ownership Plan. Participants may elect to have any dividends due them reinvested in Weyerhaeuser Stock or paid in cash.

Effective November 1, 1999, the Company acquired MacMillan Bloedel (U.S.A.), the parent company of MacMillan Bloedel of America Inc. and became the plan sponsor. Effective January 1, 2000, the Plan was frozen and participants were eligible to participate in the Weyerhaeuser Company Investment Growth Plan.

Eligibility

Prior to December 31, 1999, each salaried employee of the Company or an affiliated company that had adopted the Plan and became an active participant in the Plan as of the date of hire, automatically made pretax contributions as of such date at the rate of 1 percent of earnings, unless such employee filed a contrary election within the time period prescribed. Effective January 1, 2000, the Plan was frozen and no employee was eligible to contribute to the Plan.

Plan Administration

The Plan is administered by the Retirement Committee consisting of certain employees of the Company. Vanguard Fiduciary Trust Company (VFTC) acts as the trustee, recordkeeper and investment manager for the Plan.

Contributions

Prior to December 31, 1999, participants could elect to contribute up to 10% of pretax eligible compensation, as defined by the Plan, subject to certain limitations under the IRC. Participants who were employed at grade 17 or above could only elect to contribute up to 6% of pretax eligible compensation. The Company provided a matching contribution equal to 50% of each participant's contribution up to a maximum of 6% eligible compensation. Participants could also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

In addition, participants could contribute up to an additional 10% of compensation on an after tax basis. Effective January 1, 2000, no new contributions were allowed to the Plan.

A contribution in the amount of approximately $1,000 was made to the Plan in 2002 to reflect amounts due the Plan as a result of uncashed distribution checks.

Vesting

Participants are fully vested in their contributions, participation contributions and the earnings thereon. Effective January 1, 2002, all participants became 100% vested in their accounts. Prior to January 1, 2002, participants were fully vested in the Company matching contributions and earnings thereon after five years of service.

| Years of Service | Percentage Vested |
|---|---|
| Less than 5 | 0 |
| 5 or more | 100 |

Participants became 100% vested in the Company contribution and the earnings thereon upon retirement, death, and disability.

MacMillan Bloedel of America Inc. acquired Traub Container Corporation effective August 2, 1996. The Traub Container Corporation Profit Sharing/401(k) Plan (the Traub Plan) merged into the Plan effective April 18, 1998. Prior to January 1, 2002, accounts that were transferred from the Traub Plan were vested gradually until 100% vesting after five years of service.

Effective November 1, 1999, participants who involuntarily terminated employment with the Company on or before October 31, 2000 in relation to the acquisition of MacMillan Bloedel (U.S.A.) were 100% vested in the Company contribution and the earnings thereon.

Forfeitures may be used to reduce future Company matching contributions. In 2002, no forfeitures were used to offset Company contributions. At December 31, 2002 and 2001, there were approximately $351,000 and $310,000 of unallocated forfeitures, respectively.

Participant Accounts

Individual accounts are maintained for each of the Plan's participants to reflect the participants' share of the Plan's income, participant contributions and employer matching contributions. Allocations of income are based on units assigned to participants.

Benefits

If a participant has not separated from service, participant contributions may be withdrawn only after age 59–1/2 or upon financial hardship. Employer matching contributions may be withdrawn either two full calendar years after the year of the contribution or after five years of service, to the extent vested. On termination of service due to death, disability, retirement, or termination, a participant or beneficiary may elect to receive either a lump-sum distribution equal to the value of the participant's vested interest in his or her account, or an annuity to be paid in annual or quarterly installments provided such a period does not exceed the shorter of ten years or the joint life expectancy of the participant and designated beneficiary.

For termination of service with vested benefits of $5,000 or less, a participant or beneficiary will automatically receive the value of the vested interest in his or her account as a lump-sum distribution.

Loans to Participants

New loans to participants are not allowed by the Plan. Certain loans were transferred from another plan and one was outstanding as of December 31, 2002, bearing interest at 9.5% and maturing in June 2004.

Administrative Expenses

The Company pays all costs of administering the Plan, including fees and expenses of the trustee, the recordkeeper and the external auditor. Brokerage fees, stock transfer taxes and other investment management fees directly incurred by the trustee in buying and selling any assets of each fund are paid by the trust out of such fund as a part of the cost of such assets, or as a reduction of the proceeds received from the sale of such assets.

Investment Options and Reallocation of Funds

Participants are allowed to reallocate funds (make transfers) daily effective any working day of the month. Participants have the option to reallocate balances among any of the eight investment options listed below:

Weyerhaeuser Company Common Stock Fund
Vanguard 500 Index Fund
Vanguard Extended Market Index Fund
Vanguard Total International Stock Index Fund
Vanguard Wellesley Income Fund
Weyerhaeuser Stable Value Fund
Vanguard Prime Money Market Fund (effective January 1, 2002)
Vanguard Total Bond Fund (effective January 1, 2002)

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Participation in the Master Trust and Unit Accounting
All of the Plan's investments are held in the Weyerhaeuser Company 401(k) and Performance Share Plan Trust (the Master Trust), which was established to hold the investments of the Plan and other Weyerhaeuser Company 401(k) and Performance Share plans. The Master Trust and the Plan use unit accounting.

Investment Valuation and Interest in the Master Trust at Fair Value
The interest in the Master Trust at fair value includes the value of fund assets plus any accrued income. The interest in the Master Trust is reported at fair value based on quoted market prices of each fund, except for the Weyerhaeuser Stable Value Fund, which is reported at contract value, as all contracts within the fund are considered benefit responsive. The Weyerhaeuser Company Common Stock Fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position). Participant loans are valued at cost, which approximates fair value.

Income Recognition and Net Investment Income from the Master Trust
Within the Master Trust, purchases and sales of securities are recorded on a trade-date basis. Interest income is accrued when earned. Dividends are recorded on the ex-dividend basis. The change in fair value of assets from one period to the next and realized gains and losses are recorded as net (depreciation) appreciation in fair value of investments. Total investment (loss) income of the Master Trust as presented in Note 7 is allocated to each plan investing in the Master Trust based on the units of each fund held by the plan and plan specific participant loans.

Investment Risk
The Master Trust assets are invested in a variety of investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Payment of Benefits
Benefits are recorded when paid.

3. PARTY – IN – INTEREST TRANSACTIONS:

The Master Trust invests in shares of registered investment company funds managed by an affiliate of VFTC and the Company stock. VFTC acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions that are exempt from the prohibited transaction rules.

4. PLAN TERMINATION:

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

5. TAX STATUS:

The Internal Revenue Service has determined and informed the Company by a letter dated November 25, 2002, that the Plan and the related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6. GUARANTEED INVESTMENT CONTRACTS:

Fully benefit-responsive guaranteed investment contracts (GICs) and synthetic guaranteed investment contracts (synthetic GICs) (the Contracts) are valued at contract value, which represents the principal balance of the Contracts, plus accrued interest at the stated contract rate, less payments received and contract charges by the insurance companies. The GICs are issued by a variety of insurance companies. The synthetic GICs are investments that simulate the performance of a traditional GIC through the use of bonds, Vanguard fixed income common commingled trust funds and benefit-responsive wrapper contracts issued by insurance companies to provide market and cashflow protection at stated interest rates. The value of the synthetic GICs held in the Master Trust is comprised of the wrappers, bonds and common commingled trust funds totaling $(7.9) million, $16.8 million and $269.6 million as of December 31, 2002 and $(3.6) million, $25.5 million and $184.3 million as of December 31, 2001, respectively.

Under the terms of the Contracts, the crediting interest rates are determined quarterly based on the insurance companies' applicable rate schedules. The aggregate average yield of the Contracts for the year ended December 31, 2002 and 2001 was 5.2 percent and 5.4 percent, respectively. The aggregate interest rate for the Contracts as of December 31, 2002 and 2001 was 5.2 percent and 5.3 percent, respectively. The fair value of the Contracts exceeded the contract value by approximately $13.3 million and $8.9 million as of December 31, 2002 and 2001, respectively.

7. MASTER TRUST:

At December 31, 2002 and 2001, the Plan's interest in the net assets of the Master Trust was approximately 2 percent and 2 percent, respectively. The following table presents the values of investments held by the Master Trust as of December 31, 2002 and 2001 and the investment (loss) income for the year ended December 31, 2002:

| Dollar amounts in thousands | 2002 | 2001 |
|---|---|---|
| Investments: | | |
| Investments in shares of registered investment company funds and company stock at fair value | | |
| Weyerhaeuser Company Common Stock Fund including cash equivalents of $3,865 and $ 2,302, respectively | $ 503,300 | $ 563,800 |
| Vanguard 500 Index Fund | 498,153 | 649,630 |
| Vanguard Extended Market Index Fund | 101,254 | 120,783 |
| Vanguard Total International Stock Index Fund | 18,762 | 20,716 |
| Vanguard Wellesley Income Fund | 215,502 | 202,160 |
| Vanguard Prime Money Market Fund | 18,734 | — |
| Vanguard Total Bond Fund | 35,652 | — |
| Investments in Weyerhaeuser Stable Value Fund at contract value | | |
| Traditional guaranteed investment contracts | 153,894 | 183,149 |
| Synthetic guaranteed investment contracts | 278,448 | 206,162 |
| Vanguard Prime Money Market Fund | 16,416 | 59,438 |
| Pending trades and other | 50 | (1,354) |
| Participant loans | 1,000 | 1,817 |
| Total investments | $ 1,841,165 | $ 2,006,301 |

| | |
|---|---|
| Investment (Loss) Income: | |
| Net (depreciation) appreciation in fair value of investments | |
| Weyerhaeuser Company Common Stock Fund | $ (35,859) |
| Vanguard 500 Index Fund | (157,433) |
| Vanguard Extended Market Index Fund | (24,186) |
| Vanguard Total International Stock Index Fund | (3,745) |
| Vanguard Wellesley Income Fund | (607) |
| Vanguard Total Bond Fund | 601 |
| Dividend income | 36,240 |
| Interest income | 24,094 |
| Net investment loss | $ (160,895) |